FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED:  DECEMBER 31, 2000
                                     -----------------

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ___________ to _____________

Commission file no.:  019774
                      ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         United Retail Group, Inc. Retirement Savings Plan
         -------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

         United Retail Group, Inc.,
         365 West Passaic Street, Rochelle Park, NJ  07662
         -------------------------------------------------

                United Retail Group Retirement Savings Plan

                  Report on Audits of Financial Statements
          As of and for the Years Ended December 31, 2000 and 1999
                         and Supplemental Schedule
                          As of December 31, 2000




                                  Contents

Independent Auditor's Report...........................................1

Financial Statements

Statements of Net Assets Available for Benefits........................2

Statements of Changes in Net Assets Available for Benefits.............3

Notes to Financial Statements..........................................4

Supplementary Schedules

Schedule of Assets (Held at End of Year)..............................10



                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
United Retail Group, Inc. and the
Plan Administrator of the United
Retail Group Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the United Retail Group Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/Ary & Roepcke

Columbus, Ohio,
March 1, 2001.



                UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         DECEMBER 31, 2000 AND 1999






                                             2000                      1999
                                         -----------               -----------
Assets:

Investments                              $ 9,380,386               $10,210,215
Receivable brokers                            19,599                      -
                                         -----------               -----------

     Total assets                          9,399,985                10,210,215
                                         -----------               -----------

Liabilities:

Cash overdraft                                 1,216                      -
Administrative fees payable                     -                        5,117
                                         -----------               -----------

     Total liabilities                         1,216                     5,117
                                         -----------               -----------

Net assets available for benefits        $ 9,398,769               $10,205,098
                                         ===========               ===========



The accompanying notes are an integral part of these financial statements.





                UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                    2000             1999
                                                -----------      -----------
Additions:

Investment Income:
     Net appreciation (depreciation)
         in fair value of investments           $(1,358,049)    $ 1,073,917
     Mutual fund earnings                           562,418         309,155
     Interest                                        29,018          28,314
     Dividends                                          583             117
                                                -----------     -----------

         Total investment income (loss)            (766,030)      1,411,503
                                                -----------     -----------

Contributions:
     Employer                                       192,066         194,225
     Participants                                   920,049         823,968
                                                -----------     -----------

         Total contributions                      1,112,115       1,018,193
                                                -----------     -----------

         Total additions                            346,085       2,429,696
                                                -----------     -----------

Deductions:

     Distributions to participants                1,136,032         832,784
     Administrative expenses                         16,382          31,732
                                                -----------     -----------

         Total deductions                         1,152,414         864,516
                                                -----------     -----------

         Net increase (decrease)                   (806,329)      1,565,180

Net assets available for plan benefits:
     Beginning of year                           10,205,098       8,639,918
                                                -----------     -----------

     End of year                                $ 9,398,769     $10,205,098
                                                ===========     ===========




The accompanying notes are an integral part of these financial statements.






                UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS



(1)   Description of the Plan

         General

         The United Retail Group Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of United Retail Group, Inc. and its affiliates (the "Employer") who are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Certain employees of the Employer, who are covered by a collective bargaining agreement, are not eligible to participate in the Plan.

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         Contributions

         Employer Contributions:

         The Employer may provide a 50% matching contribution on the first 3% of a participant's voluntary contributions.

         Participant Voluntary Contribution:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2000). The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 2000, was $170,000. This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

         Vesting

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

         Years of Vesting Service                      Percentage
         ------------------------                      ----------
         Less than 3 years                                 0%
         3 years                                          20
         4 years                                          40
         5 years                                          60
         6 years                                          80
         7 years                                         100

         Payment of Benefits

         The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Participants will receive any benefit to which they are entitled in the form of, (1) lump-sum cash distribution, with those participants holding more than 100 shares of Employer Securities receiving shares for the portion of their account invested in Employer Securities, (2) if eligible a payment directly to an eligible retirement plan specified by the Participant or (3) if the account balance is greater than $5,000 and the Participant has attained age 70-1/2, cash installments over a period not extending beyond the life expectancy of the Participant or the joint and last survivor life expectancies of the Participant and a designated Beneficiary. Those participants with vested account balances more than $5,000 have the option of leaving their accounts invested in the Plan until age 70-1/2.

         Participants may make in-service withdrawals of their deferrals if they have obtained the age of 59-1/2 and all vested amounts if they have obtained the age of 65, based on the terms of the plan.

         Participant Loans

         Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employer. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on a formula using the published prime rate on the date of application.

         Amounts Allocated to Participants Withdrawn from the Plan

         The vested portion of net assets available for plan benefits allocated to participants withdrawn from the Plan as of December 31, 2000 and 1999, is $3,584 and $16,404, respectively.

         Forfeitures

         Forfeitures are used to reduce the Employer's required contributions. The Employers utilized $40,384 and $27,828 in forfeitures for 2000 and 1999, respectively.

         Expenses

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be. Administrative expenses of the Plan will be allocated to participants' accounts, unless the Employer elects to pay any or all of such costs.

         Tax Determination

         The Plan obtained its latest determination letter on February 23, 1998, in which the Internal Revenue Service stated that the Plan, as amended and restated January 1, 1997, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(2)   Summary of Accounting Policies

         Estimates

         The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions which affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Basis of Presentation

         The Plan's financial statements have been prepared on the accrual basis of accounting.

         Income Recognition

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Investment Valuation

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end. Common stock is valued as determined by quoted market price.

         Net Appreciation (Depreciation) in Fair Value of Investments

         Net realized and unrealized gains and losses are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.

         Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

         Benefit Payments

         Benefits are recorded when paid.

(3)   Investments

         The Plan's investments are held by Scudder Trust Company, a subsidiary of Scudder Kemper Investments, Inc., manager of certain mutual funds in which the Plan invests. The following table presents balances for 2000 and 1999 for the Plan's current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.


                                                                           2000                 1999
                                                                       -----------          -----------
         Investments at fair value as determined by quoted market price:
              Common stock:
                  United Retail Group, Inc.                                     $   550,998          $   573,977
                  Other                                                             204,535               59,319
              Shares of registered investment companies:
                  Scudder Balanced Fund                                           2,035,504            2,255,340
                  Scudder Growth and Income Fund                                  1,991,073            2,207,603
                  Scudder U.S. Treasury Fund                                      2,081,248            2,091,751
                  Scudder 21st Century Fund                                       1,295,214            1,618,844
                  Scudder International Fund                                        619,454              668,681
                  Other                                                             144,674              336,321
         Investments at estimated fair value:
              Participant loans                                                     457,686              398,379
                                                                                -----------          -----------
                                                                                $ 9,380,386          $10,210,215
                                                                                ===========          ===========


           The Plan's investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the years ended December 31, 2000 and 1999, is set forth below:


                                                                                    2000                 1999
                                                                                -----------          -----------
                    Investments at fair value as determined by
                       quoted market price:
                             Shares of registered
                               investment companies                            $(1,043,874)         $ 1,256,231
                             Common stock                                         (314,175)            (182,314)
                                                                                -----------          -----------
                                                                                $(1,358,049)         $ 1,073,917
                                                                                ===========          ===========


         The Plan allows participants to direct the investment of their contributions and the related Employer's matching contributions among several investment funds. As of December 31, 2000 and 1999, the Plan provided the following investment funds that the participant had to select from:

         Current Investment Options

         Scudder U.S. Treasury Money Fund: Invests primarily in short-term U.S. treasury obligations and repurchase agreements, seeking to minimize credit risk and generate current income.

         Scudder Short Term Bond Fund: Invests primarily in high-quality short-term U.S. government and high-quality corporate bonds, seeking higher than money market yields with capital preservation.

         Scudder Balanced Fund: Invests in a diversified portfolio of stocks of larger, seasoned companies and high-grade bonds, seeking a balance of growth and current income as well as long-term preservation of capital.

         Scudder Growth and Income Fund: Invests primarily in common stocks, preferred stocks, and securities convertible into common stocks, seeking long-term growth of capital while paying current dividends.

         Scudder S&P 500 Index Fund: Invests primarily all of its assets in the Scudder Equity Index Portfolio, which has the same investment objective as the fund, by investing in a diversified stock portfolio of the companies that comprise the S&P 500 Index, seeking long-term growth of capital through broad diversification.

         Scudder International Fund: Invests primarily in foreign stocks of established companies, seeking long-term growth of capital primarily through international diversification.

         Scudder 21st Century Growth Fund: Invests primarily in small U.S. companies, seeking long-term growth of capital.

         United Retail Group Stock Fund: Seeks to achieve long-term capital appreciation by investing in the common stock of United Retail Group, Inc.

         Self-Directed Brokerage Account: Allowing the participant to invest in securities not offered otherwise.

         Discontinued Investment Options

         Scudder Large Company Value Fund: Invests primarily in common stocks in all sectors of the stock market, seeking maximized long-term growth of capital. This investment option was eliminated to participants during 2000.

         Scudder Cash Investment Trust: Invests primarily in Treasury Bills, certificates of deposit from U.S. banks, and commercial paper, seeking current income and principal stability. This fund option was eliminated to participants during 1999.

         Warburg Pincus International Equity Fund: Invests primarily in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interest outside the U.S., seeking long-term growth of capital. This investment option was eliminated to participants during 1999.

         Janus Overseas Fund: Invests primarily in foreign equity and debt securities of issuers from at least five different countries, excluding the United States, seeking long-term growth of capital. This investment option was made available and eliminated to participants during 1999.

         Franklin Templeton Small Cap Growth Fund: Invests primarily in common stocks of small-capitalization companies, seeking long-term growth of capital. This investment option was eliminated to participants during 1999.


(4)   Plan Administration

         The Plan is administered by a Committee, the members of which are appointed by the Board of Directors of the Employer.

(5)   Plan Termination

         Although the Employer has not expressed any intent, the Employer has the right under the Plan to discontinue their contributions at any time. United Retail Group, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to the provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(6)   Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                           2000                  1999
                                                                       -----------           -----------

         Net assets available for benefits per
              the financial statements                                 $ 9,398,769           $10,205,098
         Amounts allocated to withdrawing
              participants                                                  (3,584)              (16,404)
         Amounts relating to deemed participant
              loans not yet distributable                                     -                   (6,577)
                                                                       -----------           -----------
         Net assets Available for benefits per
              Form 5500                                                $ 9,395,185           $10,182,117
                                                                       ===========           ===========


         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                               2000
         Benefits paid to participants per
              the financial statements                       $1,136,032
         Amounts allocated to withdrawing
              participants at:
                  December 31, 2000                               3,584
                  December 31, 1999                             (16,404)
         Amounts relating to deemed participant
              loans from 1999 distributed in 2000                (6,577)
                                                             ----------

         Benefits paid to participants per
              Form 5500                                      $1,116,635
                                                             ==========


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



                                                                                               SCHEDULE I

                UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN
                         EIN #51-0303670 PLAN #003
                           SCHEDULE H - LINE 4I
                  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             DECEMBER 31, 2000



--------- --------------------------------------- -------------------------------------------- ------------ ----------------

(a)                         (b)                                        (c)                          (d)            (e)
--------- --------------------------------------- -------------------------------------------- ------------ ----------------
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

                                                                Description of
                                                             investment including
                    Identity of issue,                        maturity date, rate                (1)
                   borrower, lessor, or                    of interest, collateral,                           Current
                     similar party                         par or maturity value                 Cost           Value
           ------------------------                ----------------------------                 ------       --------
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

   *      United Retail Group, Inc.               Common stock - 91,833 shares                              $ 550,998
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Philip Morris, Inc.                     Common stock - 161 shares                                     7,084
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          America Online, Inc.                    Common stock - 160 shares                                     5,568
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          American Express Company                Common stock - 240 shares                                    13,185
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Walt Disney Company                     Common stock - 300 shares                                     8,681
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Microsoft Corporation                   Common stock - 110 shares                                     4,771
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Restoration Hardware, Inc.              Common stock - 400 shares                                       375
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Adelphia Communications Corporation     Common stock - 909 shares                                    46,927
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Allegiance Telecom, Inc.                Common stock - 960 shares                                    21,375
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Cablevision System Corporation          Common stock - 790 shares                                    67,101
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Covad Communications Group, Inc.        Common Stock - 1,575 shares                                   2,608
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          Motorola, Inc.                          Common stock - 1,179 shares                                  23,875
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

          LCA Vision, Inc.                        Common stock - 207 shares                                       220
--------- --------------------------------------- -------------------------------------------- ------------ ----------------

* Represents a party in interest


(1) Cost information omitted - investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.






                                                                                                SCHEDULE I

                UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN
                         EIN #51-0303670 PLAN #003
                            SCHEDULE H - LINE 4I
                  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             DECEMBER 31, 2000





--------- --------------------------------------- -------------------------------------------- ------------ ----------------

(a)                         (b)                                        (c)                          (d)            (e)
--------- --------------------------------------- -------------------------------------------- ------------ -----------------

                                                                Description of
                                                             investment including
                    Identity of issue,                        maturity date, rate                (1)
                   borrower, lessor, or                    of interest, collateral,                             Current
                      similar party                          par or maturity value                 Cost           Value
                ------------------------                ----------------------------              ------       --------
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

          Mortgage.com, Inc.                      Common stock - 200 shares                                               3
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

          Networks Associates, Inc.               Common stock - 200 share                                              838
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

          Novartis AG                             Common stock - 42 shares                                            1,880
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

          Syngenta AG                             Common stock - 4 shares                                                44
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder U.S. Treasury Money Fund,       Mutual fund - 2,081,248.100 shares                              2,081,248
          Class S
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder Short Term Bond Fund, Class S   Mutual fund - 3,864.783 shares                                     40,812
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder Balanced Fund, Class S          Mutual fund - 105,740.479 shares                                2,035,504
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder Growth and Income Fund, Class   Mutual fund - 82,466.099 shares                                 1,991,073
          S
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder S&P 500 Index Fund, Class S     Mutual fund - 4,019.942 shares                                     70,751
--------- --------------------------------------- -------------------------------------------- ------------ ------------------

 *        Scudder International Fund, Class S     Mutual fund - 12,312.750 shares                                   619,454
--------- --------------------------------------- -------------------------------------------- ------------ ------------------
 *        Scudder 21st Century Growth Fund,       Mutual fund - 58,793.203 shares                                 1,295,214
          Class S
--------- --------------------------------------- -------------------------------------------- ------------ ------------------
          Fidelity Advisor Technology, Class T    Mutual fund - 484.911 shares                                       10,755
--------- --------------------------------------- -------------------------------------------- ------------ ------------------
          WWW Internet                            Mutual fund - 178.273 share                                         2,744
--------- -------------------------------------   -------------------------------------------- ------------ ------------------

          Janus Orion Fund                        Mutual fund - 189.381 shares                                        1,329
--------- ------------------------------------    -------------------------------------------- ------------ ------------------

          SSGA Money Market Fund                  Mutual fund - 17,991.200                                           17,991
--------- ------------------------------------    -------------------------------------------- ------------ ------------------

          Scudder Cash Investment Trust,          Mutual fund - 291.628 shares                                          292
          Class S
--------- ------------------------------------   --------------------------------------------- ------------ ------------------

          Participant loans                      Interest from 7.50% - 9.50%                                        457,686
--------- ------------------------------------   --------------------------------------------- ------------ ------------------




                                 SIGNATURES

The Plan

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  June 14, 2001     UNITED RETAIL GROUP, INC.
                             RETIREMENT SAVINGS PLAN


                             By: /s/ Jon Grossman
                             -----------------------------------------
                             Jon Grossman, Chairman
                             of the Administrative Committee